EXHIBIT 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

BROOKFIELD HOMES CORPORATION

10,000,000 Shares of 8% Convertible Preferred Stock, Series A

Offered Pursuant to Rights Distributed to Record Stockholders of

Brookfield Homes Corporation

, 2009

Dear Stockholder:

This notice is being distributed by Brookfield Homes Corporation (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York City time, on                     , 2009 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of 8% convertible preferred stock, Series A, with a par value of $0.01 per share (the “Preferred Stock”).  The shares of Preferred Stock will be convertible into shares of Common Stock at a conversion rate of 3.571428571 shares of Common Stock per share of Preferred Stock, which is equivalent to a conversion price of $7.00 per share, subject to adjustment upon the occurrence of certain events. The Rights are described in the Company’s Prospectus, dated                     , 2008 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 10,000,000 shares of Preferred Stock pursuant to the Prospectus.  The Rights will expire, if not exercised, by 5:00 p.m., New York City time, on                     , 2009, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive 0.3735701 Rights for each share of Common Stock owned of record as of the close of business on the Record Date, subject to adjustments to eliminate fractional rights.

Each whole Right will allow you to subscribe for one share of Preferred Stock (the “Basic Subscription Privilege”) at the cash price of $25.00 per share (the “Subscription Price”).  Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering.  Fractional Rights will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers 10,000,000 shares of Preferred Stock in the Rights Offering.  As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 374 Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase 374 shares of Preferred Stock in the Rights Offering pursuant to your Basic Subscription Privilege.

In addition, each holder of Rights who exercises his Basic Subscription Privilege in full will be eligible to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of 25.00 per share, for additional shares of Preferred Stock up to the number of shares of Preferred Stock for which such holder subscribed under his Basic Subscription Privilege on a pro rata basis if any shares of Preferred Stock are not purchased by other holders of Rights under their Basic Subscription Privileges as of the Expiration

Date (the “Excess Shares”).  “Pro rata” means in proportion to the number of shares of Preferred Stock that you and the other Rights holders who have exercised Basic Subscription Privileges on Common Stock holdings have requested to purchase pursuant to the Over-Subscription Privilege.  Each holder of Rights may only exercise his Over-Subscription Privilege if he exercised his Basic Subscription Privilege in full and other holders of Rights do not exercise their Basic Subscription Privileges in full.  If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining Excess Shares pro rata among those Rights holders who exercised their Over-Subscription Privileges.  For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Basic Subscription Privilege in full if they subscribe for the maximum number of shares of Preferred Stock available under their Basic Subscription Privilege.  See “The Rights Offering—Subscription Privileges” in the Prospectus.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”).  Rights may not be sold, transferred, or assigned; provided, however, that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1.               Prospectus;

2.               Subscription Rights Certificate;

3.               Instructions for Use of Brookfield Homes Corporation Subscription Rights Certificates; and

4.               A return envelope addressed to                   , the Subscription Agent.

Your prompt action is requested.  To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Preferred Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus.  The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., New York City time, on the Expiration Date.   All payments must be made in U.S. dollars for the full number of shares of Preferred Stock being subscribed for by cashier’s or certified check drawn upon a United States or Canadian bank payable to                    , as Subscription Agent, or by wire transfer of immediately available funds, to the subscription account maintained by the Subscription Agent at               , Account No.                ..   Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights.   A Rights holder cannot revoke the exercise of his Rights.  Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Information Agent,                 .  The Information Agent’s toll-free telephone number is                 .  Banks and brokers please call collect at                   .

Very truly yours,

BROOKFIELD HOMES CORPORATION